Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186656

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 21 DATED DECEMBER 22, 2016
TO THE PROSPECTUS DATED OCTOBER 19, 2015
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated October 19, 2015 and Supplement No. 8 dated April 29, 2016, which superseded and replaced all previous Supplements to the Prospectus, Supplement No. 19 dated November 21, 2016, which, with the exception of Supplement No. 8, superseded and replaced all previous supplements to the prospectus and Supplement No. 20 dated December 7, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.; and
(2)	updates to the Prior Performance Tables.
Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on December 6, 2011 and was subsequently superseded by a registration statement declared effective on August 26, 2013. We are offering up to $3,500,000,000 in shares of common stock pursuant to our primary offering, consisting of three classes of shares of common stock: W Shares, A Shares and I Shares. We are also offering $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. As of December 19, 2016, we had accepted investors’ subscriptions for, and issued, approximately 20.1 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $355.3 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Prior Performance Tables
The Prior Performance Tables contained in Appendix A of the prospectus are hereby superseded and replaced with the revised Prior Performance Tables attached to this supplement as Appendix A.

APPENDIX A
PRIOR PERFORMANCE TABLES
The prior performance tables that follow present certain information regarding certain public real estate programs previously sponsored by entities affiliated with our sponsor, Cole Capital, including this program. The Company has presented all programs subject to public reporting requirements (“Public Real Estate Programs”) that have similar investment objectives to this offering. In determining which Public Real Estate Programs have similar investment objectives to this offering, the Company considered factors such as the type of real estate acquired by the program, the extent to which the program was designed to provide current income through the payment of cash distributions or to protect and preserve capital contributions, and the extent to which the program seeks to increase the value of the investments made in the program. The information in this section should be read together with the summary information in this prospectus under “Prior Performance Summary.”

These tables contain information that may aid a potential investor in evaluating the program presented. However, the purchase of our shares will not create any ownership interest in the programs included in these tables.

The following tables are included in this section:

•	Table I — Experience in Raising and Investing Funds;

•	Table III — Annual Operating Results of Prior Real Estate Programs;

•	Table IV — Results of Completed Programs; and

•	Table V — Sales or Disposals of Properties.

The information that would be included in Table II (Compensation to Sponsor) related to the compensation paid to sponsor has been included in Table IV. A separate Table II has not been provided.

Past performance is not necessarily indicative of future results.

TABLE I
EXPERIENCE IN RAISING AND INVESTING FUNDS (UNAUDITED)
This table provides a summary of the experience of the sponsors of the three most recent Public Real Estate Programs for which primary public offerings have been closed since January 1, 2013 through December 31, 2015. Information is provided with regard to the manner in which the proceeds of the offerings have been applied. Also set forth below is information pertaining to the timing and length of these offerings and the time period over which the proceeds have been invested in the properties.

	Cole Real Estate Investments, Inc. (1)	Cole Corporate Income Trust, Inc. (2)	Cole Credit Property Trust IV, Inc. (3)
Dollar amount offered	$5,940,000,000	$3,070,000,000	$3,222,250,000
Dollar amount raised	$5,058,739,883	$1,974,422,477	$3,160,049,064
Length of offering (in months) (4)	57 months	42 months	Ongoing
Months to invest 90% of amount available for investment	22	33	25
_______________________________________________

(1)
These figures are presented as of June 20, 2013, which was the date of Cole Real Estate Investments, Inc.’s (formerly known as Cole Credit Property Trust III, Inc.) listing on the New York Stock Exchange (the “Listing”), and include Cole Real Estate Investments, Inc.’s initial public, follow-on public and distribution reinvestment plan offerings. Cole Real Estate Investments, Inc. began its initial public offering on October 1, 2008 and closed its initial public offering on October 1, 2010. The total dollar amount registered in the initial public offering was $2.49 billion. The total dollar amount raised in the initial public offering was $2.2 billion. Cole Real Estate Investments, Inc. began its follow-on public offering after the termination of its initial public offering on October 1, 2010 and closed its follow-on public offering on April 27, 2012. The total dollar amount registered in the follow-on public offering was $2.7 billion. The total dollar amount raised in the follow-on public offering was $2.6 billion. It took Cole Real Estate Investments, Inc. 22 months to invest 90% of the amount available for investment from its initial and follow-on public offerings, excluding proceeds from its distribution reinvestment plan. Cole Real Estate Investments, Inc. registered additional shares of common stock under a distribution reinvestment plan offering, which was filed with the SEC on March 14, 2012 and automatically became effective with the SEC upon filing. The total dollar amount registered and available to be offered in the distribution reinvestment plan offering was $712.5 million. On June 17, 2013, the board of directors of Cole Real Estate Investments, Inc. voted to terminate the distribution reinvestment plan offering effective as of June 20, 2013. Prior to the termination date, the total dollar amount raised in the distribution reinvestment plan offering was $192.4 million.

(2)
These figures are presented as of January 29, 2015, the date Cole Corporate Income Trust, Inc. merged with and into SIR Merger Sub (the “SIR Merger”), and include Cole Corporate Income Trust, Inc.’s initial public and distribution reinvestment plan offerings. Cole Corporate Income Trust, Inc. began its initial public offering on February 10, 2011 and closed its initial public offering on November 21, 2013. The total dollar amount registered and available to be offered in the initial public offering was $2.975 billion. The total dollar amount raised in the initial public offering was $1.9 billion. It took Cole Corporate Income Trust, Inc. 33 months to invest 90% of the amount available for investment from its initial public offering, excluding proceeds from its distribution reinvestment plan. Cole Corporate Income Trust, Inc. registered additional shares of common stock under a distribution reinvestment plan offering, which was filed with the SEC on September 26, 2013 and automatically became effective with the SEC upon filing. The total dollar amount registered and available to be offered in the distribution reinvestment plan offering was $95.0 million. On August 20, 2014, the board of directors of Cole Corporate Income Trust, Inc. voted to terminate the distribution reinvestment plan offering effective as of September 30, 2014. Prior to the termination date, the total dollar amount raised in the distribution reinvestment plan offering was $57.1 million.

(3)
These figures are presented as of December 31, 2015. Cole Credit Property Trust IV, Inc. began its initial public offering on January 26, 2012 and closed its initial public offering on April 4, 2014. The total dollar amount registered and available to be offered in the initial public offering was $2.975 billion. The total dollar amount raised in the initial public offering was $2.975 billion. It took Cole Credit Property Trust IV, Inc. 25 months to invest 90% of the amount available for investment from its initial public offering, excluding proceeds from its distribution reinvestment plan. Cole Credit Property Trust IV, Inc. registered additional shares of common stock under a distribution reinvestment plan offering, which was filed with the SEC on December 19, 2013 and automatically became effective with the SEC upon filing. Cole Credit Property Trust IV, Inc. will continue to issue shares of common stock under the distribution reinvestment plan offering. The total initial dollar amount registered and available to be offered in the distribution reinvestment plan offering was $247.0 million. The total dollar amount raised in the distribution reinvestment plan offering was $195.7 million as of December 31, 2015.

(4)
Represents the period beginning with the effective date of the Company’s initial public offering through the last date that all public offerings, including offerings pursuant to a distribution reinvestment plan, terminated.

Past performance is not necessarily indicative of future results.

TABLE III
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS (UNAUDITED)
The following sets forth the operating results of Public Real Estate Programs sponsored by the sponsor of our program, the primary public offerings of which have been closed since January 1, 2011 through December 31, 2015. The information relates only to public programs with investment objectives similar to this program. All figures are as of December 31 of the year indicated, unless otherwise noted.

	Cole Corporate Income Trust, Inc. (in thousands, except information on total distributions paid and per share amounts)
	2011	2012	2013	2014 (4)
Balance Sheet Data
Total assets	$37,473	$311,292	$2,445,677	$2,678,041
Total liabilities	$26,494	$171,908	$823,820	$1,103,921
Redeemable common stock and noncontrolling interest	$132	$2,105	$33,272	$3,399
Stockholders’ equity	$10,847	$137,279	$1,588,585	$1,570,721
Operating Data
Total revenues	$1,843	$7,472	$87,059	$228,096
Total expenses	$2,202	$11,430	$115,475	$161,087
Operating (loss) income	$(359)	$(3,958)	$(28,416)	$67,009
Interest expense	$791	$1,394	$13,028	$28,476
Net (loss) income attributable to the company	$(1,143)	$(5,301)	$(40,887)	$38,421
Cash Flow Data
Cash flows provided by (used in) operating activities	$433	$(2,171)	$1,072	$105,171
Cash flows used in investing activities	$(33,230)	$(259,738)	$(2,047,275)	$(319,292)
Cash flows provided by financing activities	$34,478	$272,216	$2,098,088	$180,799
Distribution Data
Total distributions	$214	$3,942	$49,840	$127,400
Distribution Data Per $1,000 Invested
Total distributions paid	$33.12	$65.00	$65.00	$65.00
Sources of distributions paid:
Net cash provided by operating activities (1)	$33.12	$3.61	$1.40	$53.66
Proceeds from the issuance of common stock (2)	$—	$61.39	$63.60	$8.19
Net borrowings	$—	$—	$—	$3.15
Estimated value per share (3)	N/A	N/A	N/A	N/A

Past performance is not necessarily indicative of future results.

TABLE III
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS (UNAUDITED)—(Continued)

	Cole Credit Property Trust II, Inc. (in thousands, except information on total distributions paid and per share amounts)
	2011	2012	Period from January 1, 2013 to June 30, 2013 (5)
Balance Sheet Data
Total assets	$3,430,322	$3,289,536	$3,212,727
Total liabilities	$1,944,127	$1,922,109	$1,901,642
Redeemable common stock	$14,482	$121	$—
Stockholders’ equity	$1,471,713	$1,367,306	$1,311,085
Operating Data
Total revenues	$279,345	$282,852	$142,886
Total expenses	$135,919	$149,939	$40,188
Operating income	$140,405	$132,680	$58,781
Interest expense	$108,186	$107,963	$52,133
Net income	$53,809	$25,397	$6,971
Cash Flow Data
Cash flows provided by operating activities	$114,449	$118,371	$49,170
Cash flows (used in) provided by investing activities	$(18,328)	$11,205	$14,476
Cash flows used in financing activities	$(88,707)	$(161,397)	$(68,843)
Distribution Data
Total distributions	$131,003	$131,378	$65,027
Distribution Data Per $1,000 Invested
Total distributions paid	$62.50	$62.50	$31.25
Sources of distributions paid:
Net cash provided by operating activities (1)	$54.60	$56.31	$23.63
Proceeds from the issuance of common stock (2)	$1.44	$0.11	$—
Net sale proceeds (6)	$5.34	$4.36	$1.95
Principal repayments (7)	$—	$1.72	$5.67
Return of capital from unconsolidated joint ventures	$1.12	$—	$—
Estimated value per share (3)	$9.35	$9.35	$ 9.45 (8)

Past performance is not necessarily indicative of future results.

TABLE III
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS (UNAUDITED)—(Continued)

	Cole Real Estate Investments, Inc. (in thousands, except information on total distributions paid and per share amounts)
	2011	2012	Period from January 1, 2013 to June 30, 2013 (9)
Balance Sheet Data
Total assets	$5,697,568	$7,453,725	$7,913,173
Total liabilities	$2,579,204	$3,536,315	$3,967,089
Redeemable common stock and noncontrolling interest	$135,376	$238,385	$16,718
Stockholders’ equity	$2,982,988	$3,679,025	$3,929,366
Operating Data
Total revenues	$323,980	$542,942	$410,517
Total expenses	$215,113	$334,058	$274,671
Operating income	$108,867	$208,884	$135,846
Interest expense	$78,968	$140,113	$88,007
Income from continuing operations	$31,718	$87,855	$49,504
Net income attributable to the company	$45,296	$203,338	$69,134
Cash Flow Data
Cash flows provided by operating activities	$145,681	$242,464	$146,762
Cash flows used in investing activities	$(2,350,677)	$(1,708,688)	$(220,304)
Cash flows provided by financing activities	$2,311,407	$1,442,375	$48,512
Distribution Data
Total distributions	$194,877	$295,653	$160,685
Distribution Data Per $1,000 Invested
Total distributions paid	$65.00	$65.00	$33.43
Sources of distributions paid:
Net cash provided by operating activities (1)	$48.59	$53.31	$30.53
Proceeds from the issuance of common stock (2)	$16.03	$10.57	$—
Distributions received in excess of income from unconsolidated joint ventures	$0.38	$1.12	$0.50
Net borrowings	$—	$—	$2.39
Estimated value per share (3)	N/A	N/A	11.05 (10)

Past performance is not necessarily indicative of future results.

TABLE III
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS (UNAUDITED)—(Continued)

	Cole Credit Property Trust IV, Inc. (in thousands, except information on total distributions paid and per share amounts)
	2011	2012	2013	2014	2015
Balance Sheet Data (11)
Total assets	$200	$540,578	$2,544,324	$4,031,468	$4,582,199
Total liabilities	$—	$293,099	$775,868	$1,583,090	$2,195,084
Redeemable common stock and noncontrolling interest	$—	$1,964	$26,484	$121,972	$190,561
Stockholders’ equity	$200	$245,515	$1,741,972	$2,326,406	$2,196,554
Operating Data
Total revenues	$—	$7,837	$102,557	$256,282	$367,731
Total expenses	$—	$19,853	$113,253	$210,852	$243,531
Operating (loss) income	$—	$(12,016)	$(10,696)	$45,430	$124,200
Interest expense and other, net	$—	$1,728	$22,184	$34,260	$59,307
Net (loss) income attributable to the Company	$—	$(13,744)	$(32,880)	$11,190	$64,771
Cash Flow Data
Cash flows (used in) provided by operating activities	$—	$(8,717)	$7,570	$89,086	$182,900
Cash flows used in investing activities	$—	$(511,223)	$(1,702,957)	$(1,740,355)	$(676,738)
Cash flows provided by financing activities	$—	$533,635	$1,982,066	$1,405,982	$464,867
Distribution Data
Total distributions	$—	$3,925	$47,470	$177,017	$192,931
Distribution Data Per $1,000 Invested
Total distributions paid	$—	$44.57	$62.50	$62.50	$62.50
Sources of distributions paid:
Net cash provided by operating activities (1)	$—	$—	$9.97	$31.45	$59.25
Proceeds from the issuance of common stock (2)	$—	$44.57	$52.53	$31.05	$—
Net borrowings	$—	$—	$—	$—	$3.25
Estimated value per share (3)	N/A	N/A	N/A	N/A	$ 9.70 (12)
_______________________________________________

(1)	Includes cash flows in excess of distributions from prior periods.

(2)
Net cash provided by operating activities reflects a reduction for real estate acquisition-related expenses. Real estate acquisition-related expenses are treated as funded by proceeds from the offering, including proceeds from the distribution reinvestment plan. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions includes the amount by which real estate acquisition-related expenses reduced net cash provided by operating activities.

(3)	N/A indicates there is no public trading market for the shares during the period indicated or estimated value per share as determined by the respective company’s board of directors.

(4)
The SIR Merger was completed on January 29, 2015. Financial data is presented for Cole Corporate Income Trust, Inc. through December 31, 2014, the most recent reporting date prior to the completion of the merger.

(5)
Cole Credit Property Trust II, Inc. merged with Spirit Realty Capital, Inc. (the “Spirit Merger”) on July 17, 2013. Financial data is presented for Cole Credit Property Trust II, Inc. from January 1, 2013 to June 30, 2013, the most recent reporting date prior to the completion of the Spirit Merger.

Past performance is not necessarily indicative of future results.

TABLE III
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS (UNAUDITED)—(Continued)

(6)
Net sale proceeds include proceeds in excess of Cole Credit Property Trust II, Inc.’s investment in marketable securities, proceeds from the sale of an unconsolidated joint venture, and proceeds from the sale of real estate and condemnations.

(7)	Principal repayments include repayments from mortgage notes receivable and real estate under direct financing leases.

(8)
Estimated share value of $9.45 was approved by Cole Credit Property Trust II, Inc.’s board of directors on January 23, 2013, and represents the then-most recent estimated share value as of June 30, 2013.

(9)
On April 5, 2013, Cole Credit Property Trust III, Inc. completed a transaction whereby Cole Holdings merged with and into CREInvestments, LLC, a wholly owned subsidiary of Cole Credit Property Trust III, Inc. (the “Cole Holdings Merger”). Cole Credit Property Trust III, Inc. changed its name to Cole Real Estate Investments, Inc. and its shares of common stock were listed on the New York Stock Exchange on June 20, 2013. Financial data for 2013 is presented for Cole Real Estate Investments, Inc. as of June 30, 2013.

(10)
During the period indicated, Cole Real Estate Investments, Inc. was traded on the New York Stock Exchange from June 20, 2013 through June 30, 2013, which represented seven business days trading activity. The estimated value per share was calculated as the average of the daily closing price per share for those seven trading days. No estimated value per share had been disclosed to stockholders of Cole Real Estate Investments, Inc. prior to the listing of the company’s shares of common stock on the New York Stock Exchange.

(11)	Certain Cole Credit Property Trust IV, Inc. prior period balances have been reclassified to conform to the current period presentation.

(12)
Estimated share value of $9.70 as of August 31, 2015 was approved by Cole Credit Property Trust IV, Inc.’s board of directors on September 27, 2015, and represents the then most recent estimated share value as of December 31, 2015.

Past performance is not necessarily indicative of future results.

TABLE IV
RESULTS OF COMPLETED PROGRAMS (UNAUDITED)
This table provides summary information on the results of completed Public Real Estate Programs since January 1, 2011 through December 31, 2015 sponsored by the sponsor of our program, which have similar objectives to those of this program.

	Cole Real Estate Investments, Inc.	Cole Credit Property Trust II, Inc.	Cole Credit Property Trust, Inc.	Cole Corporate Income Trust, Inc.
Date closed	June 20, 2013	July 17, 2013	May 16, 2014	January 29, 2015
Duration in months (1)	53 months	94 months	119 months	43 months
Aggregate dollar amount raised	$5,058,739,883	$2,266,234,296	$100,331,320	$1,974,422,477
Annualized return on investment (2)	7.1%	3.5%	2.8%	2.7%
Total annualized return (3)	9.9%	5.6%	2.7%	6.5%
Median annual leverage	37.2%	51.5%	62.7%	45.1%
Compensation Data:
Amount paid to sponsor: (4)
Selling commissions and dealer manager fees (5)	$401,073,871	$171,696,384	$8,954,579	$165,610,773
Acquisition and advisory fees and expenses	157,619,281	70,450,127	4,498,734	82,694,577
Asset management fees and expenses	70,618,980	48,500,845	1,985,733	—
Property management and leasing fees and expenses	27,305,313	31,730,864	3,965,444	—
Operating expenses	22,139,113	13,455,324	—	3,888,774
Other (6)	99,745,877	41,407,253	2,197,516	28,760,596
Total	$778,502,435	$377,240,797	$21,602,006	$280,954,720
_______________________________________________

(1)	Represents the period beginning with the date the respective company broke escrow through the respective offering termination date.

(2)
Calculated as (i) the difference between the aggregate amounts distributed to investors and invested by investors, divided by (ii) the aggregate amount invested by investors multiplied by the number of years from the registrant’s initial receipt of offering proceeds from a third party investor to the liquidity event.

(3)
The total annualized return calculation assumes the investment was made as of the program’s break of escrow at the gross offering price of $10 per share, was held through the date of the liquidity event and that distributions were paid monthly in cash.

(4)
The Cole Holdings Merger was completed on April 5, 2013, the Spirit Merger was completed on July 17, 2013, Cole Credit Property Trust I, Inc. merged with VEREIT, Inc. (the “CCPT Merger”) on May 19, 2014 and the SIR Merger was completed on January 29, 2015. No consideration was paid to the sponsor in connection with the Spirit Merger or the CCPT Merger. The consideration paid to the sponsor in connection with the Cole Holdings Merger and SIR Merger are not included in this table. Investors should see the “Prior Performance Summary — Liquidity Track Record — Prior Public Programs” section of the prospectus for a description of the compensation that was and may be paid to the sponsor in connection with the Cole Holdings Merger.

(5)	Cole Capital Corporation reallowed 100% of the selling commissions and, in its sole discretion, reallowed a portion of its dealer manager fee to participating broker-dealers.

(6)	Amounts herein include construction management fees, other offering costs, real estate commissions and finance coordination fees.

Past performance is not necessarily indicative of future results.

TABLE V
SALES OR DISPOSALS OF PROPERTIES (UNAUDITED)
This table provides summary information on the results of sales or disposals of properties since January 1, 2013 by Public Real Estate Programs having similar investment objectives to those of this program. All amounts are through December 31, 2015.

			Selling Price, Net of Closing Costs and GAAP Adjustments					Cost of Properties, Including Closing and Soft Costs
Property (1)	Date Acquired	Date of Sale	Cash Received Net of Closing Costs	Mortgage Balance at Time of Sale	Purchase Money Mortgage Taken Back by Program	Adjustments Resulting from Application of GAAP	Total (2)	Original Mortgage Financing	Total Acquisition Cost, Capital, Improvements, Closing and Soft Costs (3)	Total	Deficiency of Property Operating Cash Receipts Over Cash Expenditures
Cole Credit Property Trust IV, Inc.
Land Parcel Riverdale, UT	2/14	10/14	$1,758,629	$—	$—	$—	$1,758,629	$—	$1,937,484	$1,937,484	(4)
Land Parcel Hagerstown, MD	9/14	10/15	977,760	—	—	—	977,760	—	1,085,878	1,085,878	(4)
Total Cole Credit Property Trust IV, Inc.			$2,736,389	$—	$—	$—	$2,736,389	$—	$3,023,362	$3,023,362

Cole Real Estate Income Strategy (Daily NAV), Inc.
The Parke - San Antonio, TX	12/11	4/15	$11,029,904	$(7,553,838)	$—	$—	$3,476,066	$—	$7,567,638	$7,567,638	$1,859,346
Cole HC Baton Rouge, LA	1/13	4/15	966,670	(697,983)	—	—	268,687	—	898,773	898,773	152,243
Cole TS Lockhart, TX	12/11	4/15	3,537,187	(2,328,336)	—	—	1,208,851	—	2,955,588	2,955,588	753,281
Cole HC Baton Rouge, LA	1/13	5/15	1,796,007	(1,317,106)	—	—	478,901	—	1,804,017	1,804,017	294,122
Cole TS Brunswick, GA	12/11	7/15	3,985,377	—	—	—	3,985,377	—	3,420,137	3,420,137	937,042
Total Cole Real Estate Income Strategy (Daily NAV), Inc.			$21,315,145	$(11,897,263)	$—	$—	$9,417,882	$—	$16,646,153	$16,646,153	$3,996,034
_______________________________________________

(1)
Cole Credit Property Trust II, Inc. and Cole Credit Property Trust III, Inc. sold all of their properties during 2013 in connection with the Spirit Merger and the Listing, respectively, and were therefore included in Table IV. Cole Credit Property Trust, Inc. sold all of its properties during 2014 in connection with the CCPT Merger, and was therefore included in Table IV.

(2)
Amount not reported for tax purposes on the installment basis. Cole Credit Property Trust IV, Inc. recorded a taxable loss of $203,000 related to the Riverdale, UT property sale and recorded a taxable loss of $137,000 related to the Hagerstown, MD property sale, both of which were capital losses. Cole Real Estate Income Strategy (Daily NAV), Inc. recorded a taxable gain of $4.6 million related to the five properties disposed of during the year ended December 31, 2015.

(3)	The amount shown does not include a pro rata share of the original offering costs. There was no carried interest received in lieu of commissions in connection with the acquisition of the property.

(4)	Operating cash receipts and cash expenditures at the property are not related to the land parcel that was disposed of and are therefore not included.

Past performance is not necessarily indicative of future results.

INAV-SUP-21G